EXHIBIT 99.3

Notice of Grant of Restricted Stock And Restricted Stock Agreement – Employee	MTS SYSTEMS CORPORATION ID: 41-0908057 14000 Technology Drive Eden Prairie, MN 55344

«First» «MI» «Last» «Address» «M_2nd_Line» «City» «Rg» «Postal_code»	Award Number: Plan: ID:	«Number» 2011 «ID»

Effective «Grant_date», you (the “Participant”) have been granted «Shares» shares of MTS SYSTEMS CORPORATION (the “Company”) common stock pursuant to the Company’s 2011 Stock Incentive Plan (the “Plan”), subject to restrictions on your right to transfer the Shares.

The per Share value on the date of grant is $0.00. The total value of the shares on the date of grant is $.

Restriction on Shares under this Grant will lapse with respect to the number of Shares on the dates shown below, and are subject to earlier lapse as described in the Plan:

Shares	Date Restriction Lapse
«SharesY1»	«DateY1»
«SharesY2»	«DateY2»
«SharesY2»	«DateY3»

By accepting this grant via your signature below, you and the Company agree that the Restricted Stock evidenced by this Restricted Stock Agreement is subject to the following:

F.
This Agreement and the Shares are governed by all the terms, provisions and conditions set forth in the Company’s 2011 Stock Incentive Plan and by Uniform Terms and Conditions Applicable to Employee Restricted Stock Grants adopted by the Compensation Committee (the “Committee”) of the Board of Directors of the Company, which are incorporated herein.

G.
Neither the Plan nor this Agreement confers any right with respect to continuance of your services to the Company or any of its subsidiaries nor restricts your right to terminate services to the Company at any time.

H.
The shares of stock, whether or not restrictions have lapsed, may be recouped at the discretion of the Committee if certain events occur, including termination of your services to the Company or you compete with the Company after termination of your services in violation of your agreements with the Company, or upon certain acts detrimental to the Company, as further described in the Plan.

I.
The Committee may amend or terminate the Plan and this Agreement at any time, provided that no such action shall impair any rights that have accrued under this Agreement at the time of amendment or termination without your consent.

MTS SYSTEMS CORPORATION	Date

EMPLOYEE	Date

Please sign and date and return to:
Mr. Matt Eich
MTS Systems Corporation
14000 Technology Drive, MS125
Eden Prairie, MN  55344

UNIFORM TERMS AND CONDITIONS APPLICABLE TO
EMPLOYEE RESTRICTED STOCK GRANTS UNDER
THE MTS SYSTEMS CORPORATION 2011 STOCK INCENTIVE PLAN

Pursuant to the authority set forth in Section 5 of the MTS Systems Corporation 2011 Stock Incentive Plan (the “Plan”) the Compensation Committee (the “Committee”) of the Board of Directors adopts the following terms and conditions to apply to any and all awards of Restricted Stock granted under the Plan to employees (the “Participant”) in addition to the terms set forth in the Plan (Section references are to Sections of the Plan):

15.
The terms and conditions set forth below govern the issuance to the Participant of the number of shares of MTS Common Stock, $.25 par value per share (the “Shares”) set forth in a separate Notice of Grant of Restricted Stock (the “Notice”).  This document and the Notice constitute the Restricted Stock Agreement.  Until lapse of the restriction period described herein and in the Notice (the “Restriction Period”), the Participant shall not sell, transfer, pledge or otherwise encumber any of the Shares, whether voluntarily, involuntarily or by operation of law. Any purported sale, transfer, pledge or encumbrance during the Restriction Period shall be void and unenforceable against MTS, and no purported transferee shall acquire any right or interest with respect to the Shares as a result.

16.
The restrictions described in Paragraph 1 above shall commence on the date hereof and shall lapse and be of no further force and effect as to that number of Shares on the dates set forth in the Notice, upon earlier lapse as set forth herein or as otherwise determined by the Committee; provided that the Participant is serving as an employee, director or consultant of MTS or its subsidiaries on the date on which the restrictions lapse. All Shares for which the Restriction Period has not lapsed shall be forfeited to MTS, without payment therefore, if during the Restriction Period the Participant ceases to serve as an employee, director or consultant to MTS for any reason.

17.
Notwithstanding Paragraph 2, all restrictions on Shares for which the Restriction Period has not earlier lapsed in accordance with Paragraph 2 and the Notice shall immediately lapse upon the occurrence of a Change in Control (as defined in the Plan) provided that the terms of the agreements effectuating the Change in Control do not provide for the assumption or substitution of the Shares (Section 11.2).

18.
MTS shall denote such Shares as being subject to restrictions as set forth above as part of the book entry of the Shares on MTS’s stock records and shall place a stop transfer order or other restriction on the account or subaccount to which such uncertificated Shares are allocated as may be necessary to comply with the restrictions set forth above. In the event any Shares subject to the restrictions set forth above are issued in certificated form, MTS shall place a legend on such certificated Shares as necessary to denote the Shares as subject to the restrictions set forth above. The Participant will, upon request from MTS, deliver such certificated Shares and execute stock powers or other instruments of transfer in blank, to be held in escrow by MTS until the Restriction Period shall have lapsed with respect to such Shares pursuant to Paragraph 2 above. MTS shall promptly cause the restrictions placed on uncertificated Shares for which the restrictions have lapsed to be removed and the book entry records marked that the Participant is the unrestricted owner of the Shares. If such Shares are in certificated form, MTS shall cause the certificates and the stock powers relating thereto to be delivered to the Participant.

19.
During the Restriction Period, the Participant shall have all other rights of a stockholder of MTS with respect to the Shares, including the right to vote the Shares and to receive all cash dividends or other distributions (other than in the form of MTS Shares) paid or made with respect to the Shares. (Section 7.3)

20.
MTS may make an equitable adjustment in the number of Shares for which the Restriction Period has not lapsed in the event of any change in the capital structure of MTS, including but not limited to such changes as stock dividends or stock splits. (Section 3.4) Any additional Shares issued to the Participant as a result of any of the foregoing events shall continue to be subject to the terms set forth herein to the same extent as the Shares giving rise to the right to receive such additional Shares.

21.	Nothing in this Agreement shall modify or reduce the rights or discretions of the Committee set forth in the Plan, including but not limited to:
a.	Modifying the Award to comply with tax laws or upon dissolution or liquidation of MTS (Section 12.3);
b.	Requiring Shares to be held in escrow (Section 13.6); or
c.	Amending the terms and conditions of any Award consistent with Section 12.3.

22.
The Participant shall pay or make arrangements for the payment of any required tax withholding applicable to the lapse of the Restriction Period with respect to any Shares. A Participant may elect by written notice to MTS to satisfy part or all of any withholding tax requirements associated with the grant by: (a) authorizing MTS to retain from the number of Shares that would otherwise be deliverable to the Participant; or (b) delivering to MTS from Shares already owned by the Participant that number of Shares having an aggregate Fair Market Value equal to part or all of the tax payable by the Participant under this Paragraph, and in the event Shares are withheld or delivered, the amount withheld shall not exceed the statutory minimum required federal, state, FICA and other payroll taxes.

23.
Any “affiliate” (as defined in Rule 144 under the Securities Exchange Act) shall resell any Shares acquired under the Plan only in accordance with the applicable requirements of the MTS Insider Trading Policy, as amended from time to time, and any other applicable requirements of the Securities Exchange Act.

24.
If any Participant who is an employee is on: (a) a qualified military leave; (b) an MTS-approved leave of absence of less than 90 days; or (c) an MTS-approved leave of greater than 90 days and MTS is obligated by statute or written contract to re-employ the Participant at the end of the approved leave, and in any event, does not return to employment with MTS within 30 days of the end of the approved leave, the Participant will incur a termination of employment for purposes of the Plan as of the last day of the approved leave. The Vice President of Human Resources of MTS has been delegated the authority to approve all leaves of absence and to enter into such contracts to provide for re-employment for purposes of the Plan. (Section 5.3).

25.
MTS shall recover all or any portion of Shares issued under the Plan (or the proceeds thereof), and shall take such other action, including recovery out of other amounts paid or owing to the Participant, in an amount and under such conditions as required by law. (Section 13.8)

26.
MTS may, in its sole discretion, reduce, cancel, forfeit or recoup any rights, payments or benefits paid or otherwise due to the Participant, including any Shares issued under the Plan for Cause (including termination of employment as a result), breach of any noncompetition, confidentiality, nonsolicitation, noninterference, corporate property protection or any other agreement between MTS and Participant or any other action of the Participant that the Committee deems detrimental to the business or reputation of MTS or any of its subsidiaries. (Section 13.8) The Committee hereby delegates to the Chief Executive Officer the authority and discretion to exercise the rights under Section 13.8 with respect to Shares held by and other payments paid or due to persons other than the executive officers of MTS.

27.
Nothing in this Agreement shall be construed as constituting a commitment, guaranty, agreement or understanding of any kind or nature that MTS or its subsidiaries will retain the services of the Participant as an employee, director or consultant, and this Agreement shall not affect in any way the right of MTS or its subsidiaries or the Participant to terminate the relationship as an employee, director or consultant at any time or for any reason in accordance with the procedures governing such termination, without any liability or claim under the Plan.

Except to the extent specifically provided in this Agreement, this award shall be subject to and governed by the terms and conditions of the Plan, which shall be incorporated as though fully set forth herein. The foregoing terms and conditions shall remain in effect until further modified by action of the Committee, either in the form of a modification of these terms and conditions or by a written term or condition set forth in any individual award approved by the Committee subsequent to the date of adoption of these terms and conditions, provided that no change shall adversely affect any accrued right of the Participant without the Participant’s written consent.